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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940**

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

1. Name and Address of Reporting Person* Bartlett, James T. *(Last) (First) (Middle)* Primus Venture Partners 5900 Landerbrook Drive - Suite 200 *(Street)* Cleveland, Ohio 44124 *(City) (State) (Zip)*	**2. Issuer Name and Ticker or Trading Symbol** The Lamson & Sessions Co. LMS **4. Statement for Month/Day/Year** **6. Relationship of Reporting Person(s) to Issuer** *(Check All Applicable)* ☒ Director ☐ 10% Owner ☐ Officer *(give title below)* ☐ Other *(specify below)*	**3. I.R.S. Identification Number of Reporting Person, if an entity** *(Voluntary)* **5. If Amendment, Date of Original** *(Month/Day/Year)* 11/12/2002 **7. Individual or Joint/Group Filing** *(Check Applicable Line)* ☒ Form Filed by One Reporting Person ☐ Form Filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, *see* instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	07/26/02		A		511	A	$3.6750			
Common Stock	11/07/02		A		2,024	A	$3.2417	6,087	I	(1)
Common Stock								16,368	I	(2)
Common Stock								15,819	D	(3)

Page 2

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3A. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*		5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
				Code	V	(A)	(D)

Page 3

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date *(Month/Day/Year)*		7. Title and Amount of Underlying Securities *(Instr. 3 and 4)*		8. Price of Derivative Security *(Instr. 5)*	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) *(Instr. 4)*	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 4)*	11. Nature of Indirect Beneficial Ownership *(Instr. 4)*
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) New account as of February 2002 - Shares held in Trust pursuant to Directors Deferred Compensation Plan - a 16b-3 Plan. Transactions received from Trustee through November 7, 2002. Third Quarter Report received Friday, October 4, 2002.

(2) Balance held in Trust pursuant to Directors Deferred Compensation Plan - a 16b-3 Plan. Report of transactions through September 2002. As of February 13, 2002, began 10-year distribution, per director's election. Shares distributed as of February 13, 2002 represent about one-tenth of the total 18,187 shares to be distributed. These shares have been previously reported on Section 16 filings. The descending balance will continue to be held by the Trust through the 10-year distribution period.

(3) Adjusted to reflect the 1,819 share distribution in Footnote (2), now held directly.

/s/ Aileen Liebertz	12/16/2002
**Signature of Reporting Person Aileen Liebertz, Attorney-in-fact for James T. Bartlett	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.